

Mail Stop 4546

April 27, 2017

VIA E-mail
Mr. Thomas A. McCarthy
Chief Financial Officer and Executive Vice President
Cigna Corporation
900 Cottage Grove Road
Bloomfield, Connecticut 06002

> **Re:    Cigna Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-08323**

Dear Mr. McCarthy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
Note (8) Liabilities for Unpaid Claims and Claim Expenses, page 76

1.    Please tell us whether the total incurred-but-not-reported (IBNR) liabilities for each accident year presented in your Global Health Care and Long-Term Disability claims development tables include expected development on reported claims as stipulated in ASC 944-40-50-4Da. If not, tell us how your presentation complies with GAAP.

2.    Please tell us what consideration you gave to disclosing your methodologies for determining the presented amounts of IBNR liabilities and expected development on reported claims. In addition, tell us how claims that do not result in a liability are considered when calculating cumulative claim frequency information. Refer to ASC 944-40-50-4F.

Mr. Thomas A. McCarthy
Cigna Corporation
April 27, 2017
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 with any questions.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance